Press Information

November 6, 2015

Philips to hold Extraordinary General Meeting of Shareholders on December 18, 2015 to appoint Abhijit Bhattacharya to the Board of Management

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convened an Extraordinary General Meeting of Shareholders (EGM) to be held on Friday December 18, 2015 at the Hilton Amsterdam hotel. At the EGM, the only agenda item is the proposal to appoint Abhijit Bhattacharya as a member of the Board of Management with effect from December 18, 2015 (voting item). As per the announcement made on October 12, 2015, Abhijit Bhattacharya has become a member of Philips’ Executive Committee and he will fulfill the role of CFO of Royal Philips.

Abhijit Bhattacharya (Indian, 1961) joined Philips in 1987 and has held various senior leadership roles in the company in Asia Pacific, Europe and the U.S. He chaired the team responsible for the overall planning and execution of the separation process to create two winning companies focused on the HealthTech and Lighting opportunities. In 2014, he was the CFO of Philips Healthcare, Philips’ largest sector, and he headed Philips Investor Relations from 2010 to 2013. Abhijit Bhattacharya’s previous position was CFO of Philips Lighting.

Click on this link to view the agenda and explanatory note of the EGM. Philips’ EGM will be held at the Hilton Amsterdam hotel, Apollolaan 138, in Amsterdam on Friday December 18, 2015, and will begin at 9:30 hours am CET.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.